SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Siderúrgica Nacional

Corporate Taxpayers’ ID (CNPJ) 33.042.730/0001-04

Companies Registry (NIRE) 35300396090

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

As the shareholders of Companhia Siderúrgica Nacional, at the Annual Shareholders’ Meeting held on the present date, approved the payment of dividends, at the amount of R$1,200,000,000.00, we inform the Shareholders the following:

1. Dividends: Shareholders registered in the records of the depositary institution on April 27, 2012 will be entitled to receive dividends at the amount of R$0.82306 per share.

2. Dividend Payment Instructions: Shareholders domiciled in Brazil will have the amount referring to the payment of dividends available as of June 29, 2012, with no monetary restatement, at their banking domiciles as informed to the depositary institution, Itaú Corretora de Valores S.A. Shareholders under fiduciary custody will have dividends credited in accordance with the procedures adopted by the Stock Exchanges. Shareholders whose register does not include their Individual Taxpayer’s ID (CPF) / Corporate Taxpayers’ ID (CNPJ) or “Bank/Branch/Account” information will have dividends available within three (3) business days as of the due regularization of respective registers at the branches of Banco Itaú S.A., or through a letter addressed to the Shareholder Service Department of Itaú Corretora de Valores S.A., located at Rua Boa Vista, 176 – subsolo – São Paulo – SP – CEP: 01014-000.

3. Service locations: At the branches of Banco Itaú S.A., Shareholders Service Department, during banking hours.

We highlight that as of April 30, 2012, inclusive, CSN’s shares will be traded ex-dividends on the Brazilian Stock Exchanges.

São Paulo, April 27, 2012.

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.